Exhibit 97.01

INCENTIVE COMPENSATION CLAWBACK POLICY

1.          Disposições Gerais. Zenvia Inc. and its entities directly or indirectly controlled (collectively, the“Company”) has adopted this Incentive Compensation Clawback Policy (the “Policy”) which requires the recoupment of certain incentive-based compensation in accordance with the terms herein and is intended to comply with Listing Rule 5608, as promulgated by The Nasdaq Stock Market LLC, as such rule may be amended from time to time (the “Listing Rules”).

2.          Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms under this Section 2:

“Covered Executives” shall have the meaning set forth in Section 4 of this Policy.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:

(A)              The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

(B)              The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” shall mean The Nasdaq Stock Market.

“Executive Officer” shall mean the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries shall be deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making functions are not intended to include policy making functions that are not significant.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (in each case, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission).

“Fiscal Year” shall mean the Company’s fiscal year; provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of 12 months will be deemed a completed fiscal year.

“Incentive Compensation” shall mean any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards.  For the avoidance of doubt, Incentive Compensation does not include (i) awards that are granted, earned and vested exclusively upon completion of a specified employment period, without any performance condition, and (ii) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (2) on or after October 2, 2023, the effective date of the Listing Rules.

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Incentive Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Independent Director” shall mean a director who is determined by the Board to be “independent” for Board membership, as applicable, in accordance with Rule 10A-3 under the Securities and Exchange Act of 1934, as of any determination date.

“Listing Rules” shall have the meaning set forth in Section 1 of this Policy.

“Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Transition Period” shall mean any transition period that results from a change in the Company’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company’s requirement to prepare a Restatement.

3.              Interpretation and Administration.  The Board shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 11 below, this Policy is intended to supplement any other clawback policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements.

4.              Covered Executives. The Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Oﬃcer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) received by the Executive Officer during (i) the last three completed Fiscal Years or (ii) any applicable Transition Period preceding the date that the Company is required to prepare a Restatement (regardless of whether any such Restatement is actually filed) and (b) determined to have included Erroneously Awarded Compensation. For purposes of determining the relevant recovery period referenced in the preceding clause (a), the date that the Company is required to prepare a Restatement under the Policy is the earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.  Executive Officers subject to this Policy pursuant to this Section 4 are referred to herein as “Covered Executives.”

5.          Recovery of Erroneously Awarded Compensation.  If any Erroneously Awarded Compensation is Received by a Covered Executive, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 6 of this Policy.

6.         Forms of Recovery.  The Board shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering any Erroneously Awarded Compensation hereunder in accordance with Section 4 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive; (d) canceling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Board. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of compensation shall be done in compliance with applicable laws, including without limitation, applicable provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

7.             No Indemnification. The Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation for which the Board has determined to seek recoupment pursuant to this Policy. For the avoidance of doubt, the payment or reimbursement by the Company of the insurance premiums to cover losses incurred as a result of Erroneously Awarded Compensation are considered an indemnification pursuant to this Section 7.

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8.          Exceptions to the Recovery Requirement.  Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if a majority of the Independent Directors serving on the Board determines that recovery would be impracticable as a result of any of the following:

a.    the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;

b.   recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

c.    recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of applicable laws, including without limitation any applicable provisions of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

9.             Board Determination Final. Any determination by the Board with respect to the Policy shall be final, conclusive and binding on all interested parties.

10.           Amendment.  The Policy may be amended by the Board from time to time, to the extent permitted under the Listing Rules.

11.          Non-Exclusivity.  Nothing in the Policy shall be viewed as limiting the right of the Company or the Board to pursue additional remedies or recoupment under or as required by any similar policy adopted by the Company or under the Company’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy).  This Policy shall be interpreted in all respects to comply with the Listing Rules.

12.          Successors.  The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adopted by the Board of Director on: November 29, 2023.

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